Exhibit 2.4

EXECUTION COPY

ADVISORY AGREEMENT

THIS ADVISORY AGREEMENT, dated as of April 22, 2005 (this “Agreement”) is made and entered into among Deltek Systems, Inc., a Virginia corporation (together with its subsidiaries, the “Company”), and New Mountain Capital, LLC, a Delaware limited liability company (the “Advisor”).

WITNESSETH:

WHEREAS, New Mountain Partners II, L.P., a Delaware limited partnership, New Mountain Affiliated Investors, L.P. II, a Delaware limited partnership, and Allegheny New Mountain Partners, L.P., a Delaware limited partnership (the “Investors”), affiliates of the Advisor, have made or will make an investment of $180,000,000 in the Company (the “Investment”), through the purchase of common stock of the Company (“Common Stock”), Series A Preferred Stock of the Company, and $75,000,000 in aggregate principal amount of 8.00% subordinated debentures due 2015 (the “Debentures”), which Investment will be used, among other things, to complete the transactions (collectively, the “Recapitalization”) contemplated by the Recapitalization Agreement, dated as of December 23, 2004, by and among the Company, the Investors and the shareholders of the Company, as such agreement may be amended, restated, supplemented or modified from time to time (as amended, the “Recapitalization Agreement”);

WHEREAS, the Advisor, by and through itself, its affiliates and their respective officers, employees and representatives, has expertise in the areas of management, finance, strategy, investment and acquisitions relating to the business of the Company; and

WHEREAS, the Company may desire to avail itself, during the term of this Agreement, of the expertise of the Advisor in the aforesaid areas and the Advisor may wish to provide the services to the Company as herein set forth.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

SECTION 1. Engagement. The Company hereby engages the Advisor, on a non-exclusive basis, to provide management, financial and investment banking advisory services to the Company on the terms and subject to the conditions set forth below.

SECTION 2. Services.

2.1. Ongoing Services. The Advisor will assist, advise and consult with the Company’s board of directors and management in such manner and on such business, management, financial and strategic matters, and provide such other financial and managerial advisory services (collectively, the “Ongoing Services”), as may be reasonably requested from time to time by the board of directors of the Company for the benefit of the Company and agreed to by the Advisor, including, without limitation, assistance in:

(a) establishing and maintaining banking, legal and other business relationships;

(b) developing and implementing corporate and business strategy and planning for the Company, including plans and programs for improving operating marketing and financial performance, budgeting of future corporate investments, acquisition and divestiture strategies, and reorganizational programs;

(c) structuring and implementing equity participation plans, employee benefit plans and other incentive arrangements for key executives; and

(d) providing professional employees, advisors and consultants to serve as directors and/or officers of the Company and its subsidiaries.

2.2. Transaction Services. The Advisor will provide financial advisory, investment banking and other similar services (“Transaction Services”) to the Company in connection with specific transactions directly or indirectly involving the Company or any controlled affiliate of the Company (each, a “Significant Transaction”) including, without limitation, assistance with respect to:

(a) proposals for acquisitions, dispositions, mergers, consolidations, tender offers, share exchanges, restructurings or recapitalizations by or of the Company;

(b) debt, equity or other financing transactions;

(c) public or private offerings of the Company’s securities, whether in a primary offering (including, without limitation, the Company’s initial public offering of common stock) or a secondary offering; and

(d) joint ventures, partnerships and minority investments.

2.3. Advisors. The Company acknowledges that the Advisor may from time to time engage advisors, consultants and other agents to assist the Company in providing the Ongoing Services or Transaction Services to the Company.

SECTION 3. Consideration.

3.1. Ongoing Services. In consideration for the Ongoing Services, the Company will pay to the Advisor an annual fee of Five Hundred Thousand dollars ($500,000) (the “Advisory Fee”). The Advisory Fee shall be payable in advance in non-refundable quarterly installments commencing on the Closing Date. If any such date on which such Advisory Fee is payable is not a business day, such Advisory Fee shall be payable on the first business day thereafter.

3.2. Transaction Services. In addition to the fee payable pursuant to Section 3.1, in consideration for Transaction Services (including for Transaction Services performed by the Advisor in connection with Recapitalization), the Company will pay to the Advisor a transaction fee in cash equal to two percent (2%) of the Transaction Value (as defined below) (the “Transaction Fee”) of each Significant Transaction, which fee shall be payable upon the consummation of such Significant Transaction; provided, that, with respect to a Significant Transaction that is consummated after the termination of this Agreement, no Transaction Fee shall be paid by the Company unless on or prior to the termination of this Agreement, the Company shall have entered into an agreement (whether a confidentiality agreement, letter of intent, definitive transaction agreement, or otherwise) relating to such Significant Transaction; and further, provided that, in connection with the Recapitalization, the Advisor shall only be entitled to a Transaction Fee on the amount of the Investment. Notwithstanding anything contained herein to the contrary, if in connection with any single business transaction, two or more Significant Transactions are concurrently consummated and are related to one another (e.g., the acquisition of a business and the financing related to such acquisition), the Advisor shall only be paid one Transaction Fee, which fee shall be calculated with respect to the Significant Transaction that individually produces the largest Transaction Fee among all of the related Significant Transactions being concurrently consummated.

3.3. Definitions. For purposes of this Agreement “Transaction Value” means the total fair market value (at the time of closing) of all consideration (including cash, convertible and non-convertible securities property, amounts of cash, convertible and non-convertible securities or property held in escrow, consideration paid in installment payments, debt remaining on the financial statements of the company which is the subject of the Significant Transaction, debt for borrowed money assumed by the purchaser, amounts payable in connection with the Significant Transaction under consulting agreements, agreements not to compete or similar arrangements (including such payments to management) and other indebtedness and obligations assumed in connection with the Significant Transaction and any other form of consideration) paid or payable, directly or indirectly, in connection with the Significant Transaction. The Transaction Fee on amounts paid into escrow will not be payable until the escrowed amount is released, and if the escrowed amount is released in installments, then a portion of the Transaction Fee relating to each installment will be calculated and payable if and when such installment is released. If the consideration in connection with any Significant Transaction includes payments contingent on future events, the portion of the Transaction Fee relating to such contingent payments will be calculated and payable if and when such contingent payments are made. “Significant Transaction” will not include any transaction the Transaction Value of which is less than $25,000,000.

SECTION 4. Expenses. In addition to the Advisory Fee and all Transaction Fees, the Company will pay directly or reimburse the Advisor for its Out-of-Pocket Expenses (as defined below). Promptly following the Company’s request therefor, the Advisor will provide written substantiation in reasonable detail relating to any Out-of-Pocket Expenses to be paid or reimbursed by the Company pursuant to this Agreement. For the purposes of this Agreement, “Out-of-Pocket Expense” means the reasonable out-of-pocket costs and expenses that are actually incurred by the Advisor or its affiliates in connection with the services rendered hereunder, including the reasonable fees and disbursements of any independent professionals, including accountants and outside legal counsel, investment bankers, advisors, consultants and other agents. All reimbursements for Out-of-Pocket Expenses will be made promptly upon or as soon as practicable after presentation by the Advisor to the Company of a written statement therefor.

SECTION 5. Information; Confidentiality.

5.1. Information. The Company shall furnish the Advisor with such information as the Advisor believes appropriate to its engagement hereunder (all such information so furnished being referred to herein as the “Information”). The Company recognizes and confirms that (a) the Advisor will use and rely primarily on Information provided by the Company and on information available from generally recognized public sources in performing the services to be performed hereunder and (b) the Advisor does not assume responsibility of the accuracy or completeness of any such Information. The Advisor does not represent or warrant any results of the services provided hereunder.

5.2. Confidentiality. All non-public information concerning the Company which is given to the Advisor or its directors, officers, employees, agents, advisors (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors) or other person associated with or acting on behalf of such person (its “Representatives”) by the Company or its Representatives from time to time will be used solely in the course of the performance of the Advisor’s services hereunder or, in the case of any of such persons who are also officers and/or directors of the Company, in their capacities as officers and/or directors of the Company. Except as contemplated by this Agreement or as otherwise required by applicable law or judicial or regulatory process, the Advisor will not disclose any non-public information to a third party without the prior written consent of the Company.

5.3. No Disclosure of Advice. Except as otherwise required by applicable law or judicial or regulatory process, neither the Advisor’s role under this Agreement nor any advice rendered by the Advisor pursuant to this Agreement (collectively, “Confidential Information”), whether formal or informal, may be disclosed, in whole or in part, or summarized, excerpted from or otherwise referred to without the Advisor’s prior written consent. If the Company is required by applicable law or judicial or regulatory process to divulge any Confidential Information, the Company shall provide the Advisor with prompt written notice of each request so that the Advisor may seek an appropriate protective order or other appropriate remedy, and the Company shall cooperate with the Advisor to obtain a protective order or other remedy; provided, that, in the event that a protective order or other remedy is not obtained, the Company shall furnish only that portion of such information which, in the opinion of its counsel, it is legally compelled to disclose and shall exercise its best efforts to obtain reliable assurance that confidential treatment will be accorded any such information so disclosed.

SECTION 6. Indemnification.

6.1. General. The Company will indemnify and hold harmless the Advisor, its affiliates, and their respective partners (both general and limited), members (both managing and otherwise), officers, directors, employees, agents and representatives (each such person being an “Indemnified Party”) from and against any and all losses, claims, liabilities, obligations, payments, actual and punitive damages, charges, judgments, fines, penalties, amounts paid in settlement, costs and expenses (including, without limitation, interest which may be imposed in connection therewith) whether joint or several (the “Indemnifiable Losses”), related to, arising out of or in connection with the services contemplated by this Agreement or the engagement of the Advisor pursuant to, and the performance by the Advisor of the services contemplated by, this Agreement, whether or not pending or threatened, whether or not an Indemnified Party is a party and whether or not such action, claim, suit, charge, demand, complaint, inquiry, audit, investigation or proceeding (a “Claim”), is initiated or brought by the Company directly, derivatively or otherwise, or brought by a third party, including without limitation any action, suit, proceeding or investigation arising out of any action or failure to take action by the Company, whether or not based on a theory of primary or secondary liability, and will reimburse any Indemnified Party for all reasonable costs and expenses (including costs and expenses of investigation and fees, expenses and disbursements of counsel, consultants and other experts) as they are incurred in connection with investigating, preparing, pursuing, defending or assisting in the defense of any Claim for which the Indemnified Party would be entitled to indemnification under the terms of this provision, or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto; provided, that subject to Section 6.2, if the Company provides (a) an executed written undertaking reasonably satisfactory to the Advisor confirming the Company’s indemnity obligations hereunder (without any reservation of rights) and expressly releasing all Indemnified Parties from any and all liability related to the matter in question and (b) evidence reasonably acceptable to the Indemnified Party that the Company will have the financial resources to defend the Claim and fulfill its indemnity obligations hereunder (such undertaking, an “Indemnity Undertaking”), then the Company will be entitled to assume the defense thereof at its own expense, with counsel satisfactory to such Indemnified Party in its reasonable judgment. Notwithstanding the foregoing, the Company shall not have any obligation to indemnify or defend an Indemnified Party with respect to any Indemnifiable Losses or Claims that results primarily and directly from the gross negligence or willful misconduct of the Indemnified Party seeking indemnification.

6.2. Right to Counsel. Any Indemnified Party may, at its own expense, retain separate counsel to participate in any defense of a Claim, and any Indemnified Party will have the right to employ separate counsel at the expense of the Company and to control its own defense of such Claim if, in the reasonable opinion of counsel to such Indemnified Party, (a) a conflict or potential conflict exists between the Company, on the one hand, and such Indemnified Party, on the other hand, (b) there may be one or more legal defenses available to such Indemnified Party which are different from or additional to those available to the Company, (c) the Company fails to provide an Indemnity Undertaking within ten (10) days after an Indemnified Party shall have given the Company notice of any Claim or (d) after providing an Indemnity Undertaking, the Company fails to act diligently in defense of any Indemnified Party within ten (10) days after receiving notice of such failure from such Indemnified Party.

6.3. Notice. The Indemnified Party shall give prompt notice to the Company of any actual or asserted event or occurrence that could reasonably be expected to give rise to a Claim. The failure by an Indemnified Party to notify the Company of a Claim will not relieve the Company from any liability hereunder unless, and only to the extent that, the Company did not learn of such Claim and such failure shall materially prejudice the ability of the Company to defend such Claim or otherwise perfect rights to any insurance coverage relating thereto.

6.4. Settlement. The Company will not, without the prior written consent of the applicable Indemnified Party, settle, compromise or consent to the entry of any judgment in any Claim relating to the matters contemplated hereby (if any Indemnified Party is a party thereto or has been threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of the applicable Indemnified Party from all liability arising or that may arise out of such Claim. Provided the Company is not in breach of its indemnification obligations hereunder and has furnished the Indemnified Party with an Indemnity Undertaking, such Indemnified Party may not settle or compromise any Claim subject to indemnification hereunder without the consent of the Company.

6.5. Contribution. If any indemnification sought by any Indemnified Party pursuant to this Section 6 is unavailable for any reason or is insufficient to hold the Indemnified Party harmless against any Indemnifiable Losses referred to herein, then the Company will contribute to the Indemnifiable Losses for which such indemnification is held unavailable or insufficient in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by the Company, on the one hand, and the Advisor, on the other hand, in connection with the transactions which gave rise to such Indemnifiable Losses or, if such allocation is not permitted by applicable law, not only such relative benefits but also the relative faults of the Company, on the one hand, and the Advisor, on the other hand, as well as any other equitable considerations, subject to the limitation that in any event the aggregate contribution by the Indemnified Parties to all Indemnifiable Losses with respect to which contribution is available hereunder will not exceed the Fees paid through the date on which (or, if more than one date, the last date on which) the conduct occurred that gave rise to the Indemnifiable Loss.

6.6. Judicial Determination of Liability. Notwithstanding any other provision hereof, none of the Advisor nor any employee, officer, director or other related person or entity will have any liability or obligation by reason of this Agreement for performance or nonperformance of services contemplated hereby except and solely to the extent that it is judicially determined by a court of competent jurisdiction that such person intentionally breached or caused to be breached a material provision of this Agreement. The parties hereto hereby expressly disclaim any liability or obligation of the Advisor and its affiliates or any of their respective employees, officers, directors and other related persons or entities for actual or alleged negligence of any character in connection with the services contemplated by this Agreement.

6.7. Non-Exclusive Remedy. The provisions of this Section 6 will be in addition to and in no manner limit or otherwise affect any other right that the Advisor or any other Indemnified Party may have, whether by contract, or arising as a matter of law or the constituent documents of any other entity.

SECTION 7. Term; Termination. This Agreement shall be effective until otherwise terminated as provided for in the next sentence. This Agreement shall terminate on the earliest of (a) mutual consent of the parties, (b) at such time as the Investors cease to beneficially own, in the aggregate, at least fifteen percent (15%) of the outstanding Common Stock, and (c) the consummation of a Change of Control (as such term is defined in the Debentures). The termination of this Agreement will not affect the Advisor’s obligations under Section 5.2, the Advisor’s rights under Sections 4 or 6 hereof or the Advisor’s rights to receive a Transaction Fee in connection with a Significant Transaction that causes the termination of this Agreement pursuant to this Section 7 (all of which obligations and rights shall survive the termination of this Agreement).

SECTION 8. Independent Contractor Status.

8.1. The Advisor and the individuals acting on its behalf that are actually providing the services contemplated hereby will be independent contractors, rather than employees or agents of the Company, and will have only such authority as is incident to the discharge of the duties herein contemplated or specifically authorized from time to time by the board of directors of the Company, as the case may be.

8.2. The Company hereby acknowledges that the persons performing the foregoing services are full-time employees of the Advisor or other related entities and will not be expected to devote substantially all of their efforts to the Company but rather only so much of their efforts as, from time to time, the Advisor determines in its discretion to be appropriate in the circumstances.

8.3. The parties acknowledge that one or more affiliates of the Advisor may serve as an officer or director of the Company and that actions taken to satisfy the fiduciary obligation of such officer or director shall not constitute providing “advice” by the Advisor.

SECTION 9. Miscellaneous.

9.1. Amendments and Waivers. This Agreement and any of the provisions hereof may be amended, waived (either generally or in a particular instance and either retroactively or prospectively), modified or supplemented, in whole or in part, only by written agreement signed by each of the parties hereto; provided, that, the observance of any provision of this Agreement may be waived in writing by the party that will lose the benefit of such provision as a result of such waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach, except as otherwise explicitly provided for in such waiver. Except as otherwise expressly provided herein, no failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

9.2. Notices. Unless otherwise provided herein, all notices, requests, demands, claims and other communications provided for under the terms of this Agreement shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be sent by (a) personal delivery (including receipted courier service) or overnight delivery service, (b) facsimile during normal business hours, with confirmation of receipt, to the number indicated, (c) reputable commercial overnight delivery service courier or (d) registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

If to the Advisor:

New Mountain Capital, LLC

787 Seventh Avenue

49th Floor

New York, NY 10019

Attention: Mr. Alok Singh

Facsimile: (212) 582-1816

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004-1980

Attention: Aviva F. Diamant, Esq.

Facsimile: (212) 859-4000

If to the Company:

Deltek Systems, Inc.

13880 Dulles Corner Lane

Herndon, VA 20171

Telephone: (703) 734-8606

Facsimile: (703) 734-1146

Attention: Chief Financial Officer

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally or sent by facsimile, and (b) one business day after being sent by Federal Express or other overnight courier.

9.3. Governing Law; Venue; Service of Process; Waiver of Jury Trials.

(a) Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights and obligations of the parties hereto shall be governed by, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

(b) Venue and Service of Process. By execution and delivery of this Agreement, each of the parties hereto hereby irrevocably and unconditionally (i) consents to submit to the exclusive jurisdiction of the federal and state courts located in the State of New York in New York County (collectively, the “Selected Courts”) for any action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby, and agrees not to commence any action or proceeding relating thereto except in the Selected Courts, provided, that, a party may commence any action or proceeding in a court other than a Selected Court solely for the purpose of enforcing an order or judgment issued by one of the Selected Courts; (ii) consents to service of any process, summons, notice or document in any action or proceeding by registered first-class mail, postage prepaid, return receipt requested or by nationally recognized courier guaranteeing overnight delivery in accordance with Section 9.2 hereof and agrees that such service of process shall be effective service of process for any action or proceeding brought against it in any such court, provided, that, nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by law; (iii) waives any objection to the laying of venue of any action or proceeding arising out of this Agreement or the transactions contemplated hereby in the Selected Courts; and (iv) waives and agrees not to plead or claim in any court that any such action or proceeding brought in any such Selected Court has been brought in an inconvenient forum.

(c) Waiver of Jury Trial. With respect to any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, each of the parties hereby irrevocably, to the extent not prohibited by applicable law that cannot be waived, waives, and covenants that it will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any action arising in whole or in part under or in connection with this Agreement or the transactions contemplated hereby, whether now existing or hereafter arising, and whether sounding in contract, tort or otherwise, and agrees that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained-for agreement among the parties irrevocably to waive its right to trial by jury in any action or proceeding whatsoever between them relating to this Agreement or the transactions contemplated hereby. Such action or proceeding shall instead be tried in a Selected Court by a judge sitting without a jury.

9.4. Binding Effect; Assignment; Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and any of their respective successors, personal representatives and permitted assigns who agree in writing to be bound by the terms hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party; provided, however, that the Advisor may assign its rights and obligations under this Agreement to an affiliate of the Advisor without the consent of the Company provided that no such assignment shall relieve the Advisor of its obligations under this Agreement. Any assignment in violation of the preceding sentence will be void. The provisions of Section 6 shall inure to the benefit of and be enforceable by each Indemnified Party.

9.5. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

9.6. Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but the invalidity or unenforceability of any provision or portion of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision or portion of any provision, in any other jurisdiction. In addition, should a court or arbitrator determine that any provision or portion of any provision of this Agreement is not reasonable or valid, either in period of time, geographical area, or otherwise, the parties hereto agree that such provision should be interpreted and enforced to the maximum extent which such court or arbitrator deems reasonable or valid.

9.7. Certain Definitions. For purposes of this Agreement, (a) “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first person, (b) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity and (c) “beneficially own” means beneficially owned as determined under Rule 13d-3 promulgated under the Exchange Act, provided, that, such determination shall be made without reference to the 60-day period provided for in Rule 13d-3(d)(1)(i).

9.8. General Interpretive Principles. When a reference is made in this Agreement to a Section, such reference is to a Section of this Agreement unless otherwise indicated. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. The headings of the sections, paragraphs, subparagraphs, clauses and subclauses of this Agreement are for convenience of reference only and shall not in any way affect the meaning or interpretation of any of the provisions hereof. Unless otherwise specified, the terms “hereof,” “herein” and similar terms refer to this Agreement as a whole (including the exhibits, schedules and disclosure statements hereto), and references herein to Sections refer to Sections of this Agreement. Words of inclusion shall not be construed as terms of limitation herein, so that references to “include,” “includes” and “including” shall not be limiting and shall be regarded as references to non-exclusive and non-characterizing illustrations. References to a person are also to its permitted successors and assigns.

9.9. Entire Agreement. This Agreement and the other agreements, certificates and documents referred to herein or delivered pursuant here which form a part hereof, (a) constitute the entire agreement, and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof and (b) except for the provisions of Section 6, are not intended to confer upon any person other than the parties any rights or remedies.

9.10. Specific Performance. The parties hereto acknowledge that there will be no adequate remedy at law for a violation of any of the provisions of this Agreement and that, in addition to any other remedies which may be available, all of the provisions of this Agreement shall be specifically enforceable in accordance with their respective terms.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

DELTEK SYSTEMS, INC.

By:	/s/ Kenneth E. deLaski
Name:	Kenneth E. deLaski
Title:	Chief Executive Officer

NEW MOUNTAIN CAPITAL, LLC

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member and
Chief Executive Officer